Exhibit 99.3

NEWS RELEASE

GOLDGROUP ADVANCES SAN FRANCISCO TOWARD

POTENTIAL PRODUCTION RESTART

26,000-Metre Drill Program Underway as Company Advances Technical Study

and Mine Plan for Formerly Producing Sonora Gold Mine

VANCOUVER, BRITISH COLUMBIA – August 14, 2026 – Goldgroup Mining Inc. (“Goldgroup” or the “Company”) (TSXV: GORO, NYSE American: GORO, FSE: 55G) is pleased to provide an update on its 100%-owned San Francisco Gold Project in Sonora, Mexico which represents a potentially transformative growth opportunity for Goldgroup. The project is a large-scale, formerly producing open-pit gold operation with substantial existing resources, established infrastructure, permitted mining operations and a significant exploration package.

Goldgroup is now moving the project through the critical technical and development work required to determine the optimal path toward a potential production restart.

A Cornerstone Gold Asset with Exploration Potential

San Francisco currently hosts Measured Mineral Resources of approximately 48.3 million tonnes grading 0.37 grams per tonne (“g/t”) gold and containing approximately 582,000 ounces of gold and Indicated Mineral Resources of approximately 56.8 million tonnes grading 0.35 g/t gold and containing approximately 645,000 ounces of gold. Combined Measured and Indicated Mineral Resources contain approximately 1.23 million ounces of gold. In addition, San Francisco hosts Inferred Mineral Resources of approximately 17.3 million tonnes grading 0.32 g/t gold and containing approximately 178,000 ounces of gold. The Mineral Resource estimate has an effective date of April 30, 2026. For additional information regarding the Mineral Resource estimate, including the key assumptions, parameters and methods used, please refer to the NI 43-101 technical report entitled “Technical Report for the San Francisco Project, Sonora, Mexico,” with an effective date of April 30, 2026, available under the Company’s profile on SEDAR+.

Importantly, the existing resource is only part of the opportunity.

The project encompasses 46,932 hectares of mining concessions, which includes the historic San Francisco and La Chicharra open pits as well as several areas with potential for resource expansion and new discoveries.

One of the most compelling exploration opportunities is the El Llano zone, immediately contiguous to the San Francisco pit and target for drilling from surface. “Scattered exploration drilling east of the San Francisco Pit, in what has been termed the El LIano exploration target area, has indicated that the mineralization identified and mined in the pit could potentially continue to the east towards Mexican State Highway 15 (Pan American Highway), While the drilling at this time is too widely spaced to infer continuity between the individual mineralized intersections identified in the drill holes, the general intersections are similar to those mined in the San Francisco Pit and generally lie in the easterly strike direction of mineralization located in the San Francisco Pit. Therefore, Micon’s QPs believe that the El Llano exploration target area has the potential to host a mineralized zone similar to that found in the San Francisco Pit.” (“Technical Report for the San Francisco

Project, Sonora, Mexico,” with an effective date of April 30, 2026, available under the Company’s profile on SEDAR+)

The Company's current technical report identifies an exploration target at El Llano of possibly 40 million tonnes to 78 million tonnes with grades ranging from 0.38 to 0.61 g/t Au. The potential quantity and grade of the El Llano exploration target are conceptual in nature. There has been insufficient exploration to define a Mineral Resource at El Llano, and it is uncertain whether further exploration will result in the target being delineated as a Mineral Resource.

The project also includes the North Pit resource providing Goldgroup with multiple opportunities to potentially expand the resource and extend the mine life.

Additionally, a geological review of the entire land package is also being conducted to identify additional exploration targets near the existing mine.

26,000-Metre Drill Program Underway

Goldgroup has commenced a diamond drilling program totalling 26,053 metres at San Francisco, representing the first significant new drilling campaign at the project in many years.

The program is designed to:

●	Upgrade and confirm portions of the existing mineral resource;
●	Reduce drill spacing and improve geological confidence;
●	Provide additional structural and geological information;
●	Refine the resource model and support additional metallurgical testing;
●	Support optimization of the mine plan;
●	Evaluate mineralization extensions within and around the existing pits; and
●	Generate information required to support the potential restart of mining operations.

The Company expects the current drilling program to be completed during the fourth quarter of 2026.

Technical Study Underway to Evaluate Production Restart

In parallel with the drilling program, Goldgroup is advancing a technical study focused on the potential restart of mining and processing operations at San Francisco.

The study is being undertaken to integrate the updated geological and resource information with mine planning, processing, infrastructure, capital requirements and operating considerations and to establish the technical basis for a potential restart of production.

The objective is to evaluate potential mining and production scenarios considering the extensive infrastructure already present at the project.

The work will also help establish the appropriate sequencing and timing for mining, processing, plant refurbishment and other restart activities.

Javier Reyes, Chairman and Interim CEO of Goldgroup, commented:

“San Francisco has many of the characteristics we look for in a company-building asset. It is a large-scale gold project with a substantial existing resource, a history of production, permitted mining operations and significant infrastructure already in place. We are now moving aggressively to put all of those pieces together.”

“Our immediate focus is on the drilling program and the technical work required to optimize the resource and mine plan. At the same time, we are refurbishing the processing infrastructure. Our goal is to establish a clear pathway toward a potential restart of production.”

“What makes San Francisco particularly exciting is that we are not relying on a single opportunity. We have an existing resource, opportunities to optimize and expand the known deposits, and multiple exploration targets across a very large land package. If we can successfully restart the operation and demonstrate additional resource potential, San Francisco could become a significant contributor to Goldgroup’s next phase of growth.”

Marketing Services Agreements

Goldgroup has entered into an arms-length Consulting Services Agreement, effective as of August 11, 2026, with Milestone Capital Partners – IFZA (“Milestone Capital”) of Silicon Oasis, Dubai, U.A.E. to support Goldgroup’s digital investor communications strategy. Goldgroup will pay Milestone a total of EUR 250,000 for their services which will include:

●	Newsletter mailings via Milestone Capital’s proprietary owned email lists;
●	Introduction of the Company to prospective investors through Milestone Capital’s website and email distribution list;
●	Introductions to German analysts; and
●	Such other marketing and similar services as mutually agreed upon between the Parties.

The term of the Consulting Services Agreement expires 30 days from the Effective Date. The Milestone Consulting Services Agreement is subject to the acceptance of the TSX Venture Exchange (“TSXV”).

Milestone Capital is a consultancy and advisory firm registered at the IFZA Business Park (Dubai Digital Park, Dubai Silicon Oasis, Dubai, United Arab Emirates). It provides corporate marketing, advisory, and investor relations services to international corporate entities and emerging enterprises. To the knowledge of the Company, Milestone Capital and its principals are arm’s length to the Company and currently do not own any securities of the Company, nor do they have any right or intent to acquire such securities, except as may be acquired through normal market transactions.

The Company has also engaged Sideways Frequency, LLC, (“Sideways”) a Delaware Limited Liability Company to provide digital marketing services for a period of 3 months effective as of Aug 11, 2026. Sideways’ consulting services include preparing advertisements from publicly available information, building profiles of the Company, disseminating advertising or marketing materials, and building a digital community of potential investors for the client and distribution to newsletters. Sideways Frequency will, build, design and host a “landing page” for Goldgroup. Sideways will help build for Goldgroup an investors or potential investors data base that consist of email and SMS subscribers. As full and complete compensation for Sideways’ agreement to perform the services, the Company shall pay to Sideway the upfront sum USD $800,000. The Sideways’ Consulting Services Agreement is subject to the acceptance of the TSXV.

Sideways is a digital marketing and investor relations firm based in Park City, Utah, led by CEO Wesley De Souza. The company specializes in connecting publicly traded small-cap and resource companies with retail and institutional investors through digital advertising campaigns. To the knowledge of the Company, Sideways and its principals are arm’s length to the Company and currently do not own any securities of the Company, nor do they have any right or intent to acquire such securities, except as may be acquired through normal market transactions.

About Goldgroup Mining Inc.

Goldgroup is a Canadian-based precious metals company focused on building a premier intermediate gold and silver producer through disciplined operations, organic growth and strategic acquisitions. The Company owns producing mines and development-stage assets in Mexico and the Unites States, providing multiple opportunities for resource growth, production expansion and long-term value creation.

The Company’s portfolio includes the producing Don David Gold Mine in Oaxaca, the Cerro Prieto Gold Mine and the San Francisco Project in Sonora, Mexico, together with the Back Forty Project in Michigan.

Goldgroup is led by an experienced team with extensive expertise in mine development, operations, exploration and corporate finance throughout the Americas.

For additional information, please visit www.goldgroupmining.com.

On behalf of the Board of Directors

Javier Reyes
Chairman and Interim CEO
Goldgroup Mining Inc.

For more information:
+1 (604) 306-6867
ir@goldgroupmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

QUALIFIED PERSON

The scientific and technical information contained in this news release was prepared under the supervision of and has been reviewed and approved by David R. Turner, B.Sc., MAIG, Director of Geology of Goldgroup Mining Inc., a Qualified Person as defined by National Instrument 43-101. David R. Turner is an employee of the Company and is not independent of the Company.

CAUTIONARY NOTES REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this news release may be considered “forward-looking information” (within the meaning of applicable Canadian securities law) and “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995). Forward-looking statements relate to analyses and other information that are based on forecasts of future results, as well as estimates and assumptions of management. These statements include, without limitation, statements relating to the mineral resource estimates, the exploration programs and anticipated parameters and objectives thereof, the exploration potential and the planned technical study relating to the San Francisco project.

These forward-looking statements reflect Goldgroup’s current internal projections, expectations or beliefs and are based on information currently available to Goldgroup. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “projects”, “potential”, “scheduled”, “forecast”, “budget” or the negative of those terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those reflected in the forward-looking information, and are developed based on assumptions about such risks, uncertainties and other factors, including, without limitation: the completion of the planned exploration program and technical study at the San Francisco project; receipt of all required regulatory approvals in connection with the Arrangement, including from the TSX Venture Exchange (the “TSXV”); that the conditions precedent to the completion of the Arrangement, including but not limited to TSXV and regulatory approvals, might not be satisfied in a timely manner or at all; and the risk factors disclosed in the Company’s management information circular dated May 29, 2026, Goldgroup’s annual information form dated June 10, 2026 and other continuous disclosure materials available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Any and all of the forward-looking information contained in this news release is qualified by these cautionary statements.

Although Goldgroup believes that the forward-looking information contained in this news release is based on reasonable assumptions, readers cannot be assured that actual results will be consistent with such statements. Accordingly, readers are cautioned against placing undue reliance on forward-looking information. Goldgroup expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, events or otherwise, except as may be required by, and in accordance with, applicable securities laws.